UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)*

VERENIUM CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

92340P100
(CUSIP Number)

Jeffrey B. Steinberg
HealthCare Ventures LLC
44 Nassau Street
Princeton, New Jersey  08542
(609)430-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92340P100	13D	Page 2 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 269,306
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 269,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 92340P100	13D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 269,306
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 269,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 92340P100	13D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 79,159
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 79,159
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 92340P100	13D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 79,159
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 79,159
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 92340P100	13D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 139,803
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 139,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 92340P100	13D	Page 7 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 139,803
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 139,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 92340P100	13D	Page 8 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 53,208
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 53,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 92340P100	13D	Page 9 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 53,208
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 53,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 92340P100	13D	Page 10 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 10,608
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 541,476
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,608
WITH	10	SHARED DISPOSITIVE POWER 541,476
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 92340P100	13D	Page 11 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 541,476
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 541,476
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 92340P100	13D	Page 12 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Crouse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 541,476
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 541,476
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 92340P100	13D	Page 13 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 541,476
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 541,476
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 92340P100	13D	Page 14 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 193,011
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 193,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 92340P100	13D	Page 15 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 193,011
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 193,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 92340P100	13D	Page 16 of 20 Pages

This Amendment No. 1 to a Schedule 13D filed with the Securities and Exchange Commission on March 1, 2007 (as so amended, the “Schedule 13D”), is being filed to report that  (i) Eric Aguiar, Ph.D. is no longer a general partner of HealthCare Partners VI, L.P., the General Partner of HealthCare Ventures VI, L.P. and, accordingly, is no longer a Reporting Person as reported in Item 2 of Schedule 13D; and (ii) as a result of the issuance of 2,250,000 shares of common stock, $.001 par value each (the “Common Stock”) of Verenium Corporation, a Delaware corporation (the “Issuer”) in a public offering and the reverse 1:12 split of its Common Stock, as more specifically described below, the Reporting Persons ceased to be the beneficial owners of at least five percent of the Common Stock of the Issuer. Accordingly, Items 2, 4 and 5 of the Schedule 13D are hereby amended and supplemented, as follows:

Item 2.    Identity and Background

(a)           The name of the reporting persons are HealthCare Ventures III, L.P. (“HCVIII”), HealthCare Partners III, L.P. (“HCPIII”); HealthCare Ventures IV, L.P. (“HCVIV”); HealthCare Partners IV, L.P. (“HCPIV”); HealthCare Ventures V, L.P. (“HCVV”), HealthCare Partners V, L.P. (“HCPV”), HealthCare Ventures VI, L.P. (“HCVVI”), HealthCare Partners VI, L.P. (“HCPVI”), Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor. A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A. HCVIII, HCPIII, HCVIV, HCPIV, HCVV, HCPV, HCVVI and HCPVI are limited partnerships organized and existing under the laws of the State of Delaware. HCPIII is the General Partner of HCVIII, HCPIV is the General Partner of HCVIV, HCPV is the General Partner of HCVV and HCPVI is the General Partner of HCVVI. Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse are general partners of HCPIII, HCPIV, HCPV and HCPVI, the general partner of each of HCVIII, HCVIV, HCVV and HCVVI, respectively, the record holders of the Issuer’s securities. In addition, Dr. Mirabelli and Mr. Lawlor are also general partners of HCPV and HCPVI, the general partner of each of HCVV and HCVVI, respectively, the record holders of the Issuer’s securities. (HCVIII, HCPIII, HCVIV, HCPIV, HCVV, HCPV, HCVVI, HCPVI, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor are hereinafter sometimes referred to as the “Reporting Persons”).

(b)           The business address for HCVIII, HCPIII, HCVIV, HCPIV, HCVV, HCPV, HCVVI, HCPVI, Dr. Cavanaugh and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542. The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(c)           Each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for Dr. Cavanaugh and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542 and the address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

(d)           Not Applicable.

(e)           Not Applicable.

(f)           HCVIII, HCPIII, HCVIV, HCPIV, HCVV, HCPV, HCVVI and HCPVI are each limited partnerships organized and existing under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Crouse, Littlechild and Lawlor are each individuals who are citizens of the United States.

Item 4.   Purpose of the Transaction.

As a result of the issuance of 2, 250,000 shares of Common Stock in an underwritten public offering on October 6, 2009 and the reverse 1:12 split of its Common Stock effected on September 9, 2009, the Reporting Persons ceased to own more than five percent of the 11,715,228 shares of the Issuer’s Common Stock issued and outstanding.

CUSIP No. 92340P100	13D	Page 17 of 20 Pages

Item 5.    Interest in Securities of the Issuer.

(a)           As of the date of this filing:

 HCVIII directly beneficially owns 269,306 shares of the Common Stock of the Issuer representing 2.3% of the issued and outstanding shares of the Common Stock of the Issuer; HCVIV directly beneficially owns 79,159 shares of the Common Stock of the Issuer representing 0.68% of the issued and outstanding shares of Common Stock of the Issuer; HCVV directly beneficially owns 139,803 shares of the Common Stock of the Issuer representing 1.2% of the issued and outstanding shares of Common Stock of the Issuer; HCVVI directly beneficially owns 53,208 shares of the Common Stock of the Issuer representing 0.45% of the issued and outstanding shares of Common Stock of the Issuer. HCPIII may be deemed to indirectly beneficially own the 269,306 shares of the Common Stock of the Issuer representing 2.3% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVIII, the registered owner of the shares of Common Stock; HCPIV may be deemed to indirectly beneficially own the 79,159 shares of the Common Stock of the Issuer representing 0.68% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVIV, the registered owner of the shares of Common Stock;  HCPV may be deemed to indirectly beneficially own the 139,803 shares of the Common Stock of the Issuer representing 1.2% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVV, the registered owner of the shares of Common Stock; HCPVI may be deemed to indirectly beneficially own the 53,208 shares of the Common Stock of the Issuer representing 0.45% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVVI, the registered owner of the shares of Common Stock. Dr. Cavanaugh beneficially owns 552,084 shares of the Issuer’s Common Stock consisting of (i) an aggregate of 541,476 shares of Common Stock owned by HCVIII, HCVIV, HCVV and HCVVI; and (ii) immediately exercisable options to purchase 10,608 shares of the Issuer’s Common Stock.1 Messrs. Werner, Littlechild and Crouse may be deemed to indirectly beneficially own the 541,476 shares of the Common Stock of the Issuer representing 4.6% of the issued and outstanding shares of the Common Stock of the Issuer as general partners of each of HCPIII, HCPIV, HCPV and HCPVI, the General Partners of HCVIII, HCVIV, HCVV and HCVVI, respectively. Dr. Mirabelli and Mr. Lawlor may be deemed to indirectly beneficially own the 193,011 shares of the Common Stock of the Issuer representing 1.6% of the issued and outstanding shares of the Common Stock of the Issuer as general partners of each of HCPV and HCPVI, the General Partners of each of HCVV and HCVVI, respectively.

(b)  As of the date of this filing:

(i) Sole power to vote or to direct the vote:

Dr. Cavanaugh has the sole power to vote or direct the vote as to the 10,608 shares of Common Stock beneficially owned by him.

           (ii)  Shared power to vote or to direct the vote:

HCVIII, HCPIII, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to vote or direct the vote of the 269,306 shares of Common Stock owned by HCVIII.

HCVIV, HCPIV, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to vote or direct the vote of the 79,159 shares of Common Stock owned by HCVIV.

1           Does not include options to purchase an additional 5,477 shares of the Issuer’s Common Stock, which were granted to Dr. Cavanaugh as a director of the Issuer, and which are not currently exercisable within 60 days of the date of the filing of this Schedule 13D amendment (Dr. Cavanaugh is not deemed to beneficially own these shares of Common Stock as of the date of this report.)

CUSIP No. 92340P100	13D	Page 18 of 20 Pages

HCVV, HCPV, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor share the power to vote or direct the vote of the 139,803 shares of Common Stock owned by HCVV.

HCVVI, HCPVI, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor share the power to vote or direct the vote of the 53,208 shares of Common Stock owned by HCVVI.

            (iii) Sole power to dispose or to direct the disposition of:

Dr. Cavanaugh has the sole power to dispose or to direct the disposition of the 10,608 shares of Common Stock beneficially owned by him.

          (iv)  Shared power to dispose or to direct the disposition of:

HCVIII, HCPIII, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to dispose of or direct the disposition of the 269,306 shares of Common Stock owned by HCVIII.

HCVIV, HCPIV, Dr. Cavanaugh and Messrs. Werner, Littlechild and Crouse share the power to dispose of or direct the disposition of the 79,159 shares of Common Stock owned by HCVIV.

HCVV, HCPV, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor share the power to dispose of or direct the disposition of the 139,803 shares of Common Stock owned by HCVV.

HCVVI, HCPVI, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor share the power to vote or direct the vote of the 53,208 shares of Common Stock owned by HCVVI.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on October 6, 2009.

CUSIP No. 92340P100	13D	Page 19 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2010	HealthCare Ventures III, L.P.
Princeton, New Jersey	By: its General Partner, HealthCare Partners III, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Partners III, L.P.
Princeton, New Jersey

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Ventures IV, L.P.
Princeton, New Jersey	By: its General Partner, HealthCare Partners IV, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Partners IV, L.P.
Princeton, New Jersey

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Ventures V, L.P.
Princeton, New Jersey	By: its General Partner, HealthCare Partners V, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

CUSIP No. 92340P100	13D	Page 20 of 20 Pages

February 9, 2010	HealthCare Partners V, L.P.
Princeton, New Jersey

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Ventures VI, L.P.
Princeton, New Jersey	By: its General Partner, HealthCare Partners VI, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Partners VI, L.P.
Princeton, New Jersey

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	James H. Cavanaugh, Ph.D

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	Harold Werner

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	William Crouse

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	John W. Littlechild

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	Christopher Mirabelli, Ph.D.

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey	Augustine Lawlor

CUSIP No. 92340P100	13D

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Verenium Corporation and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

February 9, 2010	HealthCare Ventures III, L.P.
Princeton, New Jersey	By: its General Partner, HealthCare Partners III, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Partners III, L.P.
Princeton, New Jersey

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Ventures IV, L.P.
Princeton, New Jersey	By: its General Partner, HealthCare Partners IV, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Partners IV, L.P.
Princeton, New Jersey

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Ventures V, L.P.
Princeton, New Jersey	By: its General Partner, HealthCare Partners V, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

CUSIP No. 92340P100	13D

February 9, 2010	HealthCare Partners V, L.P.
Princeton, New Jersey

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Ventures VI, L.P.
Princeton, New Jersey	By: its General Partner, HealthCare Partners VI, L.P.

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010	HealthCare Partners VI, L.P.
Princeton, New Jersey

	By:	/s/Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		James H. Cavanaugh, Ph.D

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Harold Werner

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		William Crouse

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		John W. Littlechild

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Christopher Mirabelli, Ph.D.

February 9, 2010		/s/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey		Augustine Lawlor